Exhibit 4.14

Equity Transfer Agreement

by and among

Beijing Hongkungu Investment Company Limited

and

Infoexcel Technology Limited

and

QIGI&BODEE Technology (Beijing) Co., Limited

Regarding

Techfaith Intelligent Handset Technology (Beijing) Limited

Beijing, China

April 2017

Transaction Framework Agreement

This transaction agreement (“this Agreement”) was made on April 5, 2017 in Beijing of China by and among:

Party A: Beijing Hongkungu Investment Company Limited

Residence: Building No. 1, Hongkun Financial Valley, Xihongmen Town, Daxing District, Beijing

Legal representative: Wang Yuran

Phone: 010-80250000

Party B: Infoexcel Technology Limited

Residence:

Legal representative: Dong Deyou

Phone: 010-58228888

Party C: QIGI&BODEE Technology (Beijing) Co., Limited

Residence: Room 401, Building 402, No. 10 A Jiuxianqiao North Road, Chaoyang District, Beijing

Legal representative: Zhang Hui

Phone:

Party D: Techfaith Intelligent Handset Technology (Beijing) Limited

Residence: Tower D, Mfox Plaza, Ke Chuang 12th Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing

Legal representative: Yuan Chunjie

Phone: 010-58228888

collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS:

1.	Party A is a limited liability company legally incorporated and existing, with registration number of 110000004276147, scope of business of development of real estate, sales of commercial house, real estate information consultancy (other than intermediary), and leasing of office building.

2.	Party B is a company registered in British Virgin Islands, Party C is a limited liability company registered in Chaoyang District of Beijing, and Party D is a limited liability company registered in Beijing Economic & Technical Development Zone. Party B holds 100% of equity in Party D through Party C;

3.	The advanced mobile communication terminal product manufacturing center project (the “Target Project”), which is developed and operated by Party D, is located on the E1-1 and E1-2 of the Lot A in the Industry Base in Xihongmen Town of Daxing District (Land use right certificate No.: J. X. G. Y. (2011 C) No. 00117, and J. X. G. Y. (2011 C) No. 00118). The project, with total area of 139,650.21 square meters and industrial nature of land, is surrounded by Jinye Avenue in east, North Zhongding Road in south, Jinshi Avenue in west and Xingyi Road in north.

To define rights and obligations of the Parties, and to ensure the transaction contemplated hereunder is conducted smoothly, the Parties, on the basis of full and friendly negotiations, and in accordance with the Company Law of the People’s Republic of China, the Contract Law of the People’s Republic of China and other relevant laws and regulations, enter into this agreement in connection with the target project transaction:

1	Overview of target project

1.1	State-owned land use right certificate number of the target project (see the State-owned Land Use Right Certificate attached hereto as Annex 4 for details) is J. X. G. Y. (2011 C) No. 00117, with industrial nature of land and an area of 65,986.08 square meters; and J. X. G. Y. (2011 C) No. 00118, with industrial nature of land and an area of 73,664.13 square meters. Total area of the land is 139,650.21 square meters.

1.2	As a part of the target project, 16 premises for manufacturing of the whole equipment have been completed on the southern lot (“Zone A”) (building number: A1-A16, and their details are described in the certificate numbered J. Zi No. 110116201200162 2012 G. (D.) Zi.No. 0046 and the certificate numbered J. Zi No. 110115201200026 2012 G. (D.) Zi.No. 0017) with total above-ground floor area of 73,011.44 square meters; and main frame structure of total 6 buildings for production of parts have been completed on the northern lot (“Zone B”) (building number: B1-B6, and their details are described in the certificate numbered J. Zi No. 110115201400033 2014 G. (D.) Zi.No. 0023) with total above-ground area of 28,738.86 square meters. The remaining area available for construction is 37,899.91 square meters in the target project.

2	Transaction arrangement

2.1	Transaction pricing and scope:

2.1.1	Transaction pricing:

2.1.2	Transaction mode: Party B has transferred 100% of equity in Party D to Party C designated by Party B, as the project company hereunder, Party D is thus changed from a foreign-funded enterprise to a domestic-funded enterprise. Subsequently, Party C transfers 100% of equity it holds in the project company to Party A, therefore Party A shall hold the project by accepting the transfer, and it shall undertake assets and liabilities of the project company in accordance with provisions hereunder;

2.1.3	Subject of transaction: construction land use right of state-owned lands represented by J. X. G. Y. (2011 C) No. 00117 and J. X. G. Y. (2011 C) No. 00118, and above-ground buildings and work in progress thereon of the project company, with industrial nature and total area of 139,650.21 square meters; and office buildings of the project company, which are respectively located on the 4F (Beijing property ownership certificate No. 808945) and 5F (Beijing property ownership certificate No. 808948) of Building 402, No. 10 A Jiuxianqiao North Road, Chaoyang District, Beijing.

2.1.4	The Parties unanimously acknowledge that assets and liabilities to be undertaken by Party A from the project company shall include the following:

✓	construction land use right of state-owned land represented by J. X. G. Y. (2011 C) No. 00117, and above-ground buildings and work in progress thereon;

✓	construction land use right of state-owned land represented by J. X. G. Y. (2011 C) No. 00118, and above-ground buildings and work in progress thereon;

✓	Title or right to use and right to disposal of other aboveground and underground spaces within the target project, and other equipment and facilities owned by Party D within the park;

✓	The 2 floors of office space of the project company in the Building 402, No. 10 A Jiuxianqiao North Road, Chaoyang District, Beijing;

✓	Credits, debts and other assets of Party D in connection with the subject of transaction.

3	Transaction steps

3.1	Due diligence arrangement

3.1.1	Party A has arranged a third party to carry out due diligence on the target project, which due diligence has been completed.

3.2	Payment of the first installment of transaction price:

3.2.1	Amount: RMB OEN HUNDRED MILLION (¥100,000,000)

3.2.2	The Parties unanimously agree that the interest-free loan of RMB 100 million which Party A have provided to Party C (including RMB 20 million, RMB 30 million, and RMB 50 million Party A paid to Party C on December 20, 2016, December 23, 2016 and December 30, 2016, respectively) shall be converted into the first installment hereunder.

3.2.3	Party B, Party C and Party D shall, within ten days upon execution of this contract, coordinate with Party A to complete the subsequent work as follows:

a)	to initiate the transfer process of equity of the project company;

b)	to amend the articles of association of the project company as required by Party A, and to change members of board of directors and legal representative of the project company to persons designated by Party A;

c)	Party B to coordinate with Party A to handover the target project.

3.3	Payment of the second installment of transaction price:

3.3.1	Amount: RMB FOUR HUNDRED MILLION (¥400,000,000)

3.3.2	Pre-conditions for payment:

a)	Payment shall be made within 20 business days after Party D transfer 80% of the equity to Party A.

3.4	Payment of the third installment of transaction price:

3.4.1	Amount: RMB THREE HUNDRED MILLION (¥300,000,000)

3.4.2	Pre-conditions for payment:

a)	Party A has held 100% of equity of the project company;

b)	Party B shall dispose of any other debt irrelevant to this transaction prior to September 30, 2017.

3.5	Payment of the fourth installment of transaction price:

3.5.1	Amount: RMB TWO HUNDRED MILLION (¥200,000,000)

3.5.2	Pre-conditions for payment:

a) Payment shall be made within 20 business days after Party A completes construction of the Zone B of the target project and obtains the relevant ownership certificate.

4	Rights, obligations and liabilities for breach of the Parties:

4.1	Rights of Party A, obligations of Party B and the corresponding liability for breach:

4.1.1	Party B shall present accurate project-related materials to Party A (including but not limited to financial information, project license & certificate, and substantial contract), and shall coordinate with Party A to carry out the due diligence;

4.1.2	Up to Party A’s acquisition of 100% of equity of the project company following execution of this agreement, neither Party B nor its shareholders shall negotiate with any third party in connection with transfer of equity or asset of the target company, or execute any document in connection therewith, otherwise Party A is entitled to cancel this agreement unilaterally, require Party B repaying amounts paid by Party A, and to claim liquidated damages equal to 50% of amounts paid by Party A (including amount of entrusted loan) against Party B or the project company;

4.1.3	All rent income incurred by the project company prior to the date when the project company changes its articles of association and legal representative, and obtains its new business license (“Base date”), shall be the sole property of Party B, and rent income incurred thereafter shall be the sole property of Party A. Party A has the right to deduct the rent pre-collected by the project company from the tenant for any period following the base date from the equity transfer price;

4.1.4	Taxes and expenses in connection with operation of the target project (other than employee salary) shall be borne by Party B if they are incurred prior to the base date, and by Party A if they are incurred after the base date. Party A shall bear salaries of any person dispatched or appointed by itself, and Party B shall bear salaries of other persons of the project company;

4.1.5	Party B undertakes that it will be responsible for settlement of employees of the target company, terminate the employment contracts with all persons of the project company, and bear expenses incurred in connection with such settlement. Party A is entitled to deduct any such expense from the equity transfer price, and if the transfer price is insufficient, it is entitled to recover the difference from Party B;

4.1.6	Party B has truthfully disclosed credits, debts, assets, finance, dispute, and litigation of the target company and information concerning the target project to Party A, and Party A is entitled to deduct from the equity transfer price any other debt, overdue amount, overdue tax, risk of tax resulted from non-conforming notes or non-standardized processing of debts, external guarantee, litigation and dispute that are incurred due to any matter occurring prior to execution of this agreement and are not included in the list of liabilities that is confirmed by Party A and Party B, and if the transfer price is insufficient, it is entitled to recover the difference from Party B;

4.1.7	In the event that as a consequence of the project quality, buildings such as premise or equipment and facility are damaged, their normal functions are not available, or that they are determined to be defect or counterfeit product and non-compliance with the delivery conditions by the quality supervision authority (including delivery conditions determined by Party A and Party B after due diligence), and construction contract is material non-compliance with the as-building drawings for completed works (design drawings in case of pending work) and the relevant national laws and regulations (collectively “Project Quality Problem”), Party B shall be liable for any and all consequential losses of Party A. Party A is entitled to deduct any such loss from the equity transfer price, and if the transfer price is insufficient, it is entitled to recover the difference from Party B;

4.1.8	Where Party B fails to dispose of its debts according to the debt clearing scheme as determined by Party A and Party B, Party A is entitled to deduct any and all its consequential losses and potential risks from the equity transfer price, and if the transfer price is insufficient, Party A is entitled to recover the difference from Party B;

4.2	Rights of Party B, obligations of Party A and the corresponding liability for breach:

4.2.1	Party A undertakes that it will fully make payments and undertake the aggregate liabilities on due dates hereunder, and that it is capable to make the relevant payments. In the event that Party A, after satisfaction of the payment conditions, fails to fully pay the transaction price on the due date hereunder, it shall pay the liquidated damages equal to five in ten thousand of the due but not paid amount per day, and if Party A fails to make the due payment 30 business days following the due date, Party B has the right to terminate this agreement unilaterally, withdraw the equity of the project company that has been transferred to Party A, and to recover any and all its consequential losses from Party B;

4.2.2	Party A undertakes that source of funds with which Party A makes payments hereunder is legal and in compliance, and that Party B is relieved from any consequential harm;

4.2.3	In case of loss of either Party A or Party B due to breach on part of Party B or Party A, and if the defaulting party fails to pay liquidated damages on due date, it shall pay interests on the overdue liquidated damages at five in ten thousand per day.

5	Warranty and undertaking

5.1 Party A undertakes that it is bound to ensure this framework agreement, after being executed, is implemented in accordance with terms and undertakings contained herein.

5.2 Party B undertakes that it is bound to ensure other Parties (other than Party A and any third party designated by Party A) participating in implementation of this framework agreement to implement this framework in accordance with terms and undertakings contained herein.

6	Governing law and settlement of dispute

6.1	This agreement shall be governed by laws of the People’s Republic of China.

6.2	The Parties shall firstly resolve any dispute arising out of this agreement through friendly negotiations, and if negotiations fail, either Party may submit such dispute to a people’s court where the target project is located.

7	Coming into force

7.1	This agreement shall come into force as of the date on which authorized representatives of the Parties sign and affix the common seals, and the guarantee obligation shall come into force as of the date on which the guarantor signs.

8	Miscellaneous

8.1	Failure or delay to exercise of its any right hereunder on part of either Party shall neither constitute waiver of such right or remedy nor constitute waver of any other right unless specially agreed herein.

8.2	Termination of this agreement in whole or in part shall not discharge either Party from confidentiality obligation or any legal liability that has incurred up to such termination or incurred due to such termination.

8.3	Any provision of this agreement that is declared to be invalid shall not influence effects of other provisions hereof.

8.4	The following documents are attached hereto as annex, having the same legal effects as this agreement:

Annex 1: State-owned Land Use Right Certificate

Annex 2: Permit for Construction Engineering Planning

Annex 3: Real Estate Ownership Certificate

8.5	This agreement is made in octuplicate, with each Party holding two copies, each of which shall have the same legal effects.

(Intentionally left blank below)

(Execution Page)

Party A: Beijing Hongkungu Investment Company Limited

Seal by Beijing Hongkungu Investment Company Limited

Party B: Infoexcel Technology Limited

Seal by INFOEXCEL TECHNOLOGY LIMITED

Party C: QIGI&BODEE Technology (Beijing) Co., Limited

Seal by QIGI&BODEE Technology (Beijing) Co., Limited

Party D: Techfaith Intelligent Handset Technology (Beijing) Limited

Seal by Techfaith Intelligent Handset Technology (Beijing) Limited